EXHIBIT 99.1

TeliaSonera: Top Mobile Internet Services Announced at Nordic Mobile Gala SurfPort Awards

STOCKHOLM, Sweden, Oct. 31, 2005 (PRIMEZONE) -- This year's best Nordic content providers and mobile internet services were announced at TeliaSonera's award ceremony during the SurfPort Awards mobile gala in Copenhagen on October 28.

SurfPort Awards is a new initiative from TeliaSonera in cooperation with Sony Ericsson and the ambition is to reward and inspire content providers in the development of innovative, easy-to-use mobile Internet services in the Nordic and Baltic countries.

"It is pleasing to see that already in it's first year the SurfPort Awards has attracted so many excellent content providers. Common to all the companies that received an award are well known brands and a clear focus on advancing the user friendliness of their mobile services," says Martin Vendel, Head of Product Area Mobile, TeliaSonera AB.

"With the SurfPort Awards initiative we want to highlight the important role of content providers to produce useful content that consumers really want, which is both fun and easy to use," Martin Vendel continues. "We will continue to promote content development and look forward to an increasing number of excellent services at next year's SurfPort Awards."

From among the nominated SurfPort Awards 2005 candidates, the following companies were selected as the best content providers in the following categories:

 Award categories:                Awarded company:
 Content Provider of the Year     Aspiro for its popular and well-
                                  known content services, such as
                                  games, ring tones and logos, with
                                  brands such as Mobilehits, Inpoc
                                  Games and Cellus and a large number
                                  of frequent and satisfied users.
 Most Innovative Service          Svenska Spel for its mobile games
                                  for its innovative use of new
                                  technology and creative business
                                  idea combined with good design and
                                  user friendliness.
 Most User Friendly Service (two  Cellvision for its weather services
 winners)                         that provide you with location-based
                                  weather forecasts quickly and
                                  easily.
                                  Eniro for its directory services
                                  that enable you to find companies,
                                  people and maps on the mobile phone
                                  wherever you are.
 Rising Star                      SVT Mobil for providing the latest
                                  news and the most popular TV shows
                                  via the mobile phone. The service
                                  has quickly attracted a large number
                                  of visitors and has major
                                  development potential.
 Lifetime Achievement             The Finnish Meteorological Institute
                                  for its popular weather service,
                                  WeatherProof, which was launched as
                                  early as in 1995.
 Mobile Music Content Provider of MTV for its large selection of
 the Year                         unique music material by and with
                                  popular artists and other music
                                  content.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2004 TeliaSonera had 15,411,000 mobile customers (51,359,000 incl associated companies) and 8,312,000 fixed telephony customers (8,943,000 incl associated companies) and 2,017,000 internet customers (2,056,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2004 amounted to SEK 81.9 billion (EUR 9.08 billion). The number of employees was 29,082.

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CONTACT:
TeliaSonera
Charlotte Zuger, Corporate Media Relations
+46-(0)8-713 58 30